Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change February 5, 2010
Item 3	News Release The news release dated February 5, 2010 was disseminated through Marketwire’s Canada and US Investment and UK Media Analysts Networks.
Item 4
Summary of Material Change

Silver Standard Resources Inc. announced that it has filed an amended and restated short form base shelf prospectus with the securities commissions in each of the provinces of Canada, other than Québec, and a corresponding registration statement with the United States Securities and Exchange Commission under the U.S.-Canada multi-jurisdictional disclosure system.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated February 5, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 5th day of February, 2010

February 5, 2010	News Release 10-2

SILVER STANDARD FILES AMENDED BASE SHELF PROSPECTUS

Vancouver, B.C. – Silver Standard Resources Inc. has filed an amended and restated short form base shelf prospectus with the securities commissions in each of the provinces of Canada, other than Québec, and a corresponding registration statement with the United States Securities and Exchange Commission under the U.S.-Canada multi-jurisdictional disclosure system.  These filings allow the company to make offerings of common shares to potential purchasers in each of the provinces of Canada, other than Québec, and the United States for additional proceeds of up to US$200 million over the 25-month period beginning February 18, 2009, the filing date of the original base shelf prospectus.  With the increase of US$200 million, the amended and restated base shelf prospectus now allows for proceeds of up to US$350 million in aggregate, which includes proceeds of US$149,999,993 from previously issued common shares.

Unless otherwise specified in any prospectus supplement to be filed in connection with a particular offering, the net proceeds from any offering under the base shelf prospectus will be used for the development of mineral properties, working capital requirements, to repay indebtedness outstanding from time to time or for other general corporate purposes.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission, but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.  A copy of the amended and restated short form base shelf prospectus amending and restating the short form base shelf prospectus dated February 18, 2009 may be obtained from Kristen Riddell, the company’s Corporate Secretary, at 1400–999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

Forward Looking Statements: Statements in this news release relating to the amended and restated short form base shelf prospectus and the corresponding registration statement in the United States, the ability of the company to make offerings thereunder and the anticipated use of proceeds are forward-looking statements as that term is defined in Canadian Securities legislation and within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the company’s ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the company; the need to satisfy regulatory and legal requirements with respect to any offerings; the company’s ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company’s mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the company may carry on business; technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.  (Source: Silver Standard Resources Inc.)

For further information, contact:

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.